Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547, fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	09/22/2016 (originally presented on 05/31/2016)

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 and 19.2	06/14/2016

V3	Update in item 12.13	06/16/2016

V4	Update in items 11.1, 11.2 and 17.5	08/02/2016

V5	Update in item 12.2	08/12/2016

V6	Update in items 12.5, 12.6, 12.7, 12.8 and 12.13	08/23/2016

V7	Update in item 5.1	09/02/2016

V8	Update in items 12.2, 17.1, 17.2, 17.3 and 17.5	09/22/2016

12.2. Describe the rules, policies and practices related to stockholders’ meetings, indicating:

a) call notice terms

According to Article 124, item II of Brazilian Corporate Law, the term for the first call for the stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting and, for the second call, eight days.

The Extraordinary Stockholders’ Meeting of September 14, 2016 was called with over 30 days in advance, in view of the Company’s voluntary adoption of the remote voting system, in line with the best market practices.

b) duties

It is incumbent upon the Annual General Stockholders’ Meeting to:

•	amend the bylaws;

•	appoint, elect and remove members of the Board of Directors ;

•	appoint the members of the Fiscal Council;

•	resolve upon the financial statements and the distribution and investment of profits;

•	resolve upon the management report and the accounts of the Executive Board;

•	establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board;

•	change the capital, provided that the authority of the Board of Directors to change the capital up to the limit of the authorized capital is observed, regardless of a statutory reform;

•	resolve upon mergers, takeovers and spin-offs or any other forms of corporate restructuring;

•	resolve upon retained earnings or the allocation to reserves; and

•	resolve upon stock option plans of shares issued by the Issuer or its subsidiaries.

c) addresses (street or electronic) where the documents related to the stockholders’ meeting will be available to stockholders for analysis

The documents to be analyzed at the stockholders’ meetings are available to Stockholders on the Issuer’s investor relations website (www.itau.com.br/investor-relations), as well as on the website of the Brazilian Securities Commission (CVM) (http://www.cvm.gov.br) or on the website of BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of these documents via the e-mail address investor.relations@itau-unibanco.com.br.

d) Identification and management of conflicts of interest

According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote in meetings that are intended to resolve upon appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for the damages caused, and (iii) being required to transfer to the Issuer any advantages obtained.

e) Request for proxies by management for the exercise of voting rights

The availability of proxies was enabled by us according to Attachment 23 to CVM Instruction No. 481/09 for the sole purpose of offering an additional mechanism to facilitate the attendance of stockholders at the meetings. For the meetings held during the last three years, the proxy request was fully funded by the Issuer.

f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and if the issuer accepts proxies granted by stockholders via electronic means

The stockholders can be represented in annual general stockholders’ meetings by a proxy under the terms of Article 126 of Brazilian Corporate Law, provided that the proxy is bearing an identity document and the following documents that evidence the validity of their proxy (for documents issued overseas, the respective sworn translation, certified by the local consulate is required):

a) Legal entities – certified copy of the bylaws of the legal entity represented, evidence of the election of management members and the respective proxy with notarized signature;

b) Individuals – the proxy, with notarized signature.

It is not necessary for the corporate shareholder’s proxy to be a shareholder, an administrator of the Issuer, or an attorney.

In order to facilitate the work of the Stockholders’ Meetings, we suggested at the Extraordinary Stockholders’ Meeting of September 14, 2016 that the Stockholders represented by proxy holders had to submit, until 12 p.m. on September 13, 2016, a copy of the documents listed above by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, Piso Metrô - Parque Jabaquara
São Paulo (SP) - CEP 04344-902
or for e-mail to drinvest@itau-unibanco.com.br.

g) Formalities required for acceptance of a distance voting ballot, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization.

Stockholders wishing to vote by using the remote voting form may forward their voting instructions related to the matters to be resolved on at the Meeting:

•          by remote voting form forwarded directly to the Issuer; or

•          by completion instructions transmitted to their custody agents providing such service, in the case of Holders of shares deposited at a central depository.

Stockholders forwarding the voting form directly to the Issuer

Stockholders choosing to exercise their remote voting right may do so directly to the Issuer and are required to send the following documents:

(i)          a physical copy of the Remote Voting Form duly completed, initialized and signed (a sworn translation, certified by the local consulate, is not required for documents in foreign language); and

(ii)          ID document – for Legal Entities: a notarized copy of the articles of association/ bylaws, proof of election of management, and a notarized copy of the ID document of these representatives; for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. The respective consularized and sworn translation of documents produced abroad is required.

If they so prefer, Stockholders may forward digitalized copies of the documents referred to in (i) and (ii) above to e-mail drinvest@itau-unibanco.com.br, and, in this case, it is mandatory that they also forward the original copy of the voting form and the notarized copy of the other required documents. Specifically for the Extraordinary Stockholders’ of September 14, 2016, Stockholders had to forward such documents up to September 8, 2016 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, São Paulo (SP) - CEP 04344-902

After the documents referred to in (i) and (ii) above are received, the Issuer will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction 481/09.

If the voting form is forwarded directly to the Issuer, but it is not fully completed or does not include the supporting documents described in item (ii) above, this form will be disregarded, and this information will be forwarded to the Stockholder at the electronic address stated in the voting form.

After the voting term elapses, Stockholders will no longer be able to change the voting instructions sent. The last voting instruction submitted by the Stockholder will be the one included in the Issuer’s voting map.

Stockholders forwarding the form to the custody agents

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instructions to their custody agents, subject to the rules determined by the latter. Stockholders should contact the custody agent to check the procedures established by such agents, as well as the documents requested accordingly.

Stockholders should transmit the form completion instructions to their custody agents within the period specified by the Issuer, except if otherwise stated by these agents. Specifically for the Extraordinary Stockholders’ meeting called for September 14, 2016, the period specified by the Issuer was September 8, 2016.

h) Whether the company makes available an electronic system to receive distance voting ballots or distance participation

For the Extraordinary Stockholders’ meeting held on September 14, 2016, the Issuer adopted the remote voting system, even though it was optional for 2016 and the matters to be resolved on at the Extraordinary Stockholders’ Meeting did not require the use of the remote voting form, in accordance with CVM Instruction 481/09, as amended by CVM Instruction 561/15.

i) Instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and fiscal council in the distance voting ballot.

For the first time, we adopted voluntarily the remote voting system for the Extraordinary Stockholders’ meeting of September 14, 2016, that addressed one single specific matter, that is, the proposed bonus shares. Accordingly, the inclusion of proposals related to resolutions, slates or applicants for the boards of directors and fiscal council did not apply to this meeting.

j) Whether the company will make available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the meetings’ agendas

We have no forums designed for receiving and sharing stockholders’ comments on the meetings’ agendas. However, we make a channel available on the investor relations website (www.itau.com.br/investor-relations) so that stockholders can send suggestions, criticisms or doubts directly to the Board of Directors through the link “Contact IR” on the Investor Relations website: https://www.itau.com.br/investor-relations/itau-unibanco/contact-ir. In the field “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors for Stockholders’ Meeting”

The Extraordinary Stockholders’ Meeting Manual, published on August 12, 2016, is available on our Investor Relations website at the specific link www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_AGE_2016_eng.pdf.

k) Other information required to distance voting and exercise of the distant voting right

The Issuer has decided to voluntarily adopt the remote voting system for the Extraordinary Stockholders’ Meeting of September 14, 2016 related to the specific matter of the proposed share bonus. The information required for stockholders to exercise their remote voting right is included in the Meeting Manual.

This decision demonstrates our commitment to promote the best corporate governance practices, by encouraging all stockholders to exercise their voting right and the transparency in the market.

ITEM 17. CAPITAL

17.1. Prepare a table containing the following information on capital:

a) issued capital, separated by class and type

a) subscribed capital, separated by class and type

a) paid-up capital, separated by class and type

d) term for the payment of unpaid capital, separated by class and type

e) authorized capital, stating number of shares, value and authorization date

			Subscribed
	Authorized capital	Issued capital	capital	Paid-up capital

In Brazilian reais	-	97.148.000.000,00	85.148.000.000,00	85.148.000.000,00
In shares	8.784.600.000	6.582.307.543	5.983.915.949	5.983.915.949
Common shares	4.392.300.000	3.351.744.217	3.047.040.198	3.047.040.198
Preferred shares	4.392.300.000	3.230.563.326	2.936.875.751	2.936.875.751
Date of the last authorization	09/14/2016	09/14/2016	04/27/2016	04/27/2016
Term for the payment of capital that has not yet been paid up	-	-	-	-

f) securities convertible into shares and conditions for conversion:

Not applicable

17.2. Capital increases

See information in item 17.5 of this Form.

17.3 - Information on splits, reverse splits and bonus shares

	Number of shares before approval (Unit)			Number of shares after approval (Unit)
Date of	Number of	Number of	Number of	Number of	Number of	Number of
approval	common shares	preferred shares	total shares	common shares	preferred shares	total shares
Bonus shares
09/14/2016	3.047.040.198	2.936.875.751	5.983.915.949	3.351.744.217	3.230.563.326	6.582.307.543

Bonus shares
04/29/2015	2.770.036.544	2.760.796.137	5.530.832.681	3.047.040.198	3.036.875.751	6.083.915.949

Bonus shares
04/23/2014	2.518.215.040	2.509.814.670	5.028.029.710	2.770.036.544	2.760.796.137	5.530.832.681

17.4. Information on capital reduction

No capital reduction.

17.5 Other relevant information

Item 17.1 Information - capital

The Annual and Extraordinary General Meeting held on April 27, resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the share Buyback Programs approved by the Board of Directors of the Company. This cancellation was approved by the Central Bank of Brazil on 06/07/2016.

I – Supplementary information related to changes in the Company’s capital that took place in the past three years.

Item 17.2 Capital increases

									% in
	Body that			Number of				Private or	relation to
Date of	resolved on		Total amount of	securities	Issue	Payment		public	last
resolution	the increase	Date of issue	increase	issued	price	method	Criterion	subscription	capital

04/23/2014	Stockholders’ Meeting	04/23/2014	R$ 15,000,000,000.00	251,821,504 book-entry common shares 250,981,467 book-entry preferred shares 277,003,654	29.832759	Reserve capitalization and bonus shares	N/A	N/A	25,00
04/29/2015	Stockholders’ Meeting	04/29/2015	R$ 10,148,000,000.00	book-entry common shares 276,079,614 book-entry preferred shares	18.348051	Reserve capitalization and bonus shares	N/A	N/A	13,53
09/14/2016	Stockholders’ Meeting	09/14/2016	R$ 12,000,000,000.00	304,704,019 book-entry common shares 293,687,575 book-entry preferred shares	20.053757	Reserve capitalization and bonus shares	N/A	N/A	14,09

II – Bonus Shares

At an Extraordinary General Meeting held on April 23, 2014, our stockholders approved the increase in capital stock in the amount of R$15,000,000,000.00 (fifteen billion reais), the said capital stock increasing from R$60,000,000,000.00 (sixty billion reais) to R$75,000,000,000.00 (seventy-five billion reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 502,802,971 new shares, being 251,821,504 common and 250,981,467 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on May 19, 2014.

III – Bonus Shares

At an Extraordinary General Meeting held on April 29, 2015, our stockholders approved the increase in capital stock in the amount of R$10,148,000,000.00 (ten billion and one hundred forty-eight million reais), the said capital stock increasing from R$75,000,000,000.00 (seventy-five billion reais) to R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 553,083,268 new shares, being 277,003,654 common and 276,079,614 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on June 25, 2015.

IV – Bonus Shares

At an Extraordinary General Meeting held on September 14, 2016, our stockholders approved the increase in capital stock in the amount of R$12,000,000,000.00 (twelve billion reais), the said capital stock increasing from R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais) to R$97,148,000,000.00 (ninety-seven billion, one hundred and forty-eight million reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 598,391,594 new shares, being 304,704,019 common and 293,687,575 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction is pending of approbation by the Central Bank.